Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Net income	$4,992,721	$4,186,095	$14,234,233	$12,063,312

Less: preferred dividends	24,370	20,540	73,614	62,067

Net income available for common shareholders and adjusted for diluted computation	$4,968,351	$4,165,555	$14,160,619	$12,001,245

Weighted average common shares outstanding	9,314,674	9,091,680	9,193,978	9,133,057

Add dilutive effect of:

Stock options	407,931	70,985	301,791	—

Convertible preferred stock	235,333	238,961	236,577	240,524

Adjusted for assumed diluted

computation	9,957,938	9,401,626	9,732,346	9,373,581

Basic earnings per share	$0.53	$0.46	$1.54	$1.32

Diluted earnings per share	$0.50	$0.45	$1.46	$1.28

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